Filed pursuant to Rule 433 Registration
Statement No. 333-158199-10
Dated December 8, 2009

# The Credit Suisse FX Factor Index US Dollar Excess Return

## Exposure to a Diversified Portfolio of Trading Strategies

December 2009

## Overview

The Credit Suisse FX Factor Index (the "Index") offers investors access to a diversified portfolio of macroeconomic and technical currency trading strategies using a rules-based allocation process. The Index Sponsor, Credit Suisse International, has identified six factors that it believes affect currency performance: Carry, Momentum, Value, Growth, Terms of Trade, and Emerging Markets. The Index uses these factors to create eleven strategy portfolios that allocate capital across eighteen currencies in both G10 and emerging markets. Exposure to the different strategies rebalances monthly as a function of the performance, volatility, and skew of each of the underlying strategy portfolios.

## Factors Underlying the Strategy Portfolios:

- **Carry**: the Carry strategy portfolios notionally invest in a basket of high-yielding currencies against notionally selling a basket of low-yielding currencies.
- **Momentum**: the Momentum strategy portfolios aim to profit from medium-term currency trends by going notionally long currencies in an upward trend and notionally selling those in a downward trend.
- **Value**: the Value strategy portfolios are based on investment signals from Credit Suisse's proprietary currency fair value model, an econometric model run using long-term fundamental relationships (purchasing power parity, rate differentials, productivity, and external balances). These strategy portfolios notionally buy the cheapest currencies and notionally sell the most expensive ones based on the fair value model.
- **Growth**: The Growth strategy portfolios track the relative performance of currencies with strong economic momentum against currencies with weak cyclical indicators.
- **Terms of Trade ("ToT")**: The ToT strategy portfolios notionally invest in currencies experiencing a positive change in their terms of trade (the relative price of a country's exports to its imports), and notionally sell currencies affected by a negative change.
- **Emerging Markets**: The Emerging Markets strategy portfolio systematically notionally invests in a basket of emerging market currencies and notionally sells a basket of G10 currencies.

## Historical and Retrospecitvely Calculated Performance vs Benchmarks



FX FACTOR
JP Morgan Global Bond Index
CS Tremont Hedge Fund Index
MSCI World
S&P GS Commodity Index
400
350
300
250
200
150
100
50
0
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Jun 08
Jun 09

Source: Bloomberg, Datastream, Credit Suisse - June 1999 to November 2009 - FXFTERUS performance (simulated prior to April 2009; no actual investment tracking the performance of the Index was possible prior to April 27, 2009)

## Why Invest in the Index?

- **Diversification**: The Index utilizes eighteen currencies to apply its trading strategies. There are 17 currency pairs, including 8 emerging market currencies, expressed as an amount of the non-U.S. currency per 1 USD.
- **Rules Based Portfolio Allocation**: Exposure to the different strategies is rebalanced monthly as a function of the performance, volatility, and skew of the underlying strategy portfolios.
- **Correlation Benefits**: The strategies used within the Index have a low intra-factor correlation, thus enabling the Index to provide returns across different macroeconomic environments. Furthermore, the Index has exhibited low correlation to other asset classes (see chart below).
- **Risk Controlled Environment**: Portfolio risk is regularly monitored via a monthly rebalancing that targets an annualized volatility of 5%. Maximum limits are set on individual currency exposures to reduce idiosyncratic risk.
- **Intra-Month Rebalancing**: If implied volatilities increase beyond a predefined risk measure, the index algorithm will be re-run, to adjust exposure and to exclude any underperforming strategies.
- **Please refer to "Risk Factors" on Page 2 for more information**

## Performance Statistics

| Summary Statistics | FX Factor Index |
|---|---|
| Annual Compound Return | 8.73% |
| Average Daily Excess Return (p.a.) | 8.29% |
| Realised Volatility (p.a.) | 5.25% |
| Sharpe Ratio[1] | 1.58 |
| Maximum Drawdown[2] | -5.98% |
| Maximum Drawdown Date | 18 Oct 1999 |
| Average Monthly Return | 0.72% |
| Maximum Monthly Return | 5.12% |
| Minimum Monthly Return | -3.36% |
| % Positive Months | 69.9% |
| Longest Series of Positive Returns | 18 mths |
| Longest Series of Negative Returns | 4 mths |

Source: Credit Suisse – June 1999 to November 2009 - FXFTERUS performance (simulated prior to April 2009; no actual investment tracking the performance of the Index was possible prior to April 27, 2009)

## Correlation with other asset classes

The correlation between the Index and other asset classes is low, so the Index may provide diversification to an investment portfolio.

| Correlation of Monthly Returns | FX Factor Index |
|---|---|
| JP Morgan Global Bond Index | -0.60% |
| MSCI World Index | 13.04% |
| CS Tremont Hedge Fund Index | 5.62% |
| S&P GS Commodity Index | -1.61% |

Source: Bloomberg, Credit Suisse - June 1999 to October 2009, FXFTERUS retrospectvely calculated prior to April 2009

Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. Backtested, hypothetical or retrospectively calculated performance results have inherent limitations. Simulated results are achieved by the retroactive application of a backtested model itself designed with the benefit of hindsight. Alternative modelling techniques or assumptions might produce significantly different results and prove to be more appropriate for future market conditions. Historical or retrospectively calculated results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis

Definitions:

1 Sharpe Ratio - A measure of the excess return (or risk premium) per unit of risk in an investment asset or a trading strategy, defined as the annual return divided by the annualised volatility

2 Drawdown – The peak to trough percentage movement in the Index on a non-annualized basis

Risk Factors

The summary of the risk factors appearing below is not intended as a complete description of all risks associated with the Index or an investment in securities linked to the Index.  Please review the risk factors in any applicable offering document.  A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Index.

Limited History of the Index – The Index was launched on April 27, 2009. Therefore, the Index has very limited performance history, and all past performance data before that date is hypothetical and retrospectively calculated.

Historical Performance Not Indicative of Future Performance – The future performance of the Index cannot be predicted based on its historical performance, or hypothetical, retrospectively calculated performance.

Strategy Risk – There is no assurance that the Index or any strategy on which the Index is based will be successful.  There is no assurance the factors underlying the strategy portfolios will have the expected effect on the currencies or related exchange rates.

Index Contains an Embedded Fixed Fee – The Index contains an embedded fixed fee of 1.25% per annum that applies regardless of the performance of the Index, and that fee may be increased without notice to investors by the Index Committee of the Index sponsor.

The Index Sponsor Has Discretion in Relation to the Index – The index sponsor is entitled to exercise certain discretion in relation to the Index, including but not limited to, the determination of the actions necessary to account for Index disruption events. Decisions made by the Index sponsor in relation to the occurrence of an Index disruption event or otherwise could have an adverse impact on the level of the Index and the Index sponsor is under no obligation to consider the interests of holders of securities linked to the Index in taking any actions relating to the Index.

Volatility of Currency Markets – Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in currency markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments. These risks may adversely affect the value and volatility of the Index in varying ways, and different factors may cause the values and volatility of the prices of the Index components to move in inconsistent directions at inconsistent times.

Legal and Regulatory Risks – Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. Any such action could cause unexpected volatility and instability in currency markets with a substantial adverse effect on the performance of the Index.

Economic and Market Factors – The value of the Index will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

Credit Suisse does not provide any tax advice. Any tax statement herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors.  This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.  Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments.  Financial products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved.  Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), relating to the Index or any of the relevant underlying currencies. Credit Suisse is a member of FINRA, NYSE and SIPC.  Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents relating to such offering that Credit Suisse has filed with the SEC for more complete  information about Credit Suisse and such offering.   You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or dealer participating in such offering will arrange to send you the applicable document and  prospectus supplement and prospectus if you so by request by calling toll-free 1 (800) 221–1037.